Mail Stop 3010

January 21, 2010

VIA USMAIL and FAX (720) 493-6549

Mr. Paul Beldin
Senior Vice President and Chief Accounting Officer
Apartment Investment & Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237

   Re: **Apartment Investment & Management Company**
      Form 10-K for the year ended 12/31/2008
      Filed 2/27/2009
      File Nos. 001-13232

Dear Mr. Paul Beldin:

  We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

        Sincerely,

        Cicely LaMothe
        Branch Chief